UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)* Under the Securities Exchange Act of 1934

SOPHiA GENETICS SA
(Name of Issuer)

Ordinary Shares, par value CHF 0.05 per share
(Title of Class of Securities)

H82027105
(CUSIP Number)

aMoon Growth Fund Limited Partnership
aMoon Growth Fund G.P. Limited Partnership
aMoon General Partner Ltd.
aMoon Edge Limited Partnership
aMoon Edge GP Ltd.
Hilliyon Holdings Ltd.
Berko Capital Ltd.
Dr. Yair C. Schindel
Dr. Tomer Berkovitz

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Growth Fund Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
4,740,664

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,740,664

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,740,664

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
7.38% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023(excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Growth Fund G.P. Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
4,740,664

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,740,664

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,740,664

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
7.38% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon General Partner Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
4,740,664

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,740,664

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,740,664

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
7.38% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Edge Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
192,541

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
192,541

11	Aggregate Amount Beneficially Owned by Each Reporting Person
192,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.30% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Edge GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
192,541

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
192,541

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.30% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
Hilliyon Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
192,541

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
192,541

11	Aggregate Amount Beneficially Owned by Each Reporting Person
192,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.30% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
Berko Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
192,541

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
192,541

11	Aggregate Amount Beneficially Owned by Each Reporting Person
192,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.30% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
Dr. Yair C. Schindel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
4,933,205

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,933,205

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,933,205

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
7.68% (1)

14	Type of Reporting Person (See Instructions)
IN

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

CUSIP No.	H82027105
1	Names of Reporting Persons
Dr. Tomer Berkovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
192,541

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
192,541

11	Aggregate Amount Beneficially Owned by Each Reporting Person
192,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.30% (1)

14	Type of Reporting Person (See Instructions)
IN

(1)
Based on 64,235,364 Ordinary Shares issued and outstanding as of February 15, 2023 (excluding treasury shares), as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Committee on March 7, 2023.

The undersigned, aMoon Growth Fund Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Growth”), aMoon Growth Fund G.P. Limited Partnership, an Israeli limited partnership (“aMoon Growth G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), aMoon Edge Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Edge”), aMoon Edge GP Ltd., a Cayman Islands company (“aMoon Edge Ltd.”), Hilliyon Holdings Ltd., an Israeli company (“Hilliyon”), Berko Capital Ltd., an Israeli company (“Berko Capital”), Dr. Yair C. Schindel (“Schindel”) and Dr. Tomer Berkovitz (“Berkovitz”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on January 9, 2023 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the Ordinary Shares, par value CHF 0.05 per share (the “Ordinary Shares”), of SOPHiA GENETICS SA, a Swiss company (the “Issuer”).  The Amendment amends and supplements Items 3 and 5 of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

On May 17, 2023, aMoon Growth purchased an aggregate of 1,044,865 Ordinary Shares at a price per share of $4.20, or an aggregate purchase price of $4,388,433, and aMoon Edge purchased an aggregate of 47,619 Ordinary Shares at a price per share of $4.20, or an aggregate purchase price of $200,000. The purchases of the Ordinary Shares were effected in transactions with market makers. The source of funding for the purchases of the Ordinary Shares was the capital of aMoon Growth and aMoon Edge.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

As of the date of this Schedule 13D, (i) aMoon Growth holds 4,740,664 Ordinary Shares, constituting approximately 7.38% of the issued and outstanding Ordinary Shares, and (ii) aMoon Edge holds 192,541 Ordinary Shares, constituting approximately 0.30% of the issued and outstanding Ordinary Shares (excluding treasury shares).

aMoon Growth G.P. is the sole general partner of aMoon Growth pursuant to the terms of the limited partnership agreement of aMoon Growth.  aMoon Ltd. is the sole general partner of aMoon Growth G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.

aMoon Edge Ltd. is the sole general partner of aMoon Edge pursuant to the terms of the limited partnership agreement of aMoon Edge.  Hilliyon and Berko Capital are the sole shareholders of aMoon Edge Ltd., Schindel is the sole shareholder of Hilliyon and Berkovitz is the sole shareholder of Berko Capital.

By virtue of such relationships, (i) aMoon Growth G.P. and aMoon Ltd. may be deemed to have shared voting and investment power with respect to the 4,740,664 Ordinary Shares held by aMoon Growth, constituting approximately 7.38% of the issued and outstanding Ordinary Shares (excluding treasury shares); (ii) aMoon Edge Ltd., Hilliyon, Berko Capital and Berkovitz may be deemed to have shared voting and investment power with respect to the 192,541 Ordinary Shares held by aMoon Edge, constituting approximately 0.30% of the issued and outstanding Ordinary Shares (excluding treasury shares); and (iii) Schindel may be deemed to have shared voting and investment power with respect to the 4,933,205 Ordinary Shares held by aMoon Growth and aMoon Edge, constituting approximately 7.68% of the issued and outstanding Ordinary Shares (excluding treasury shares).

As the sole shareholder of aMoon Ltd., Schindel exercises investment and voting power of aMoon Growth G.P., and as the sole shareholder of Hilliyon, which in turn is one of the shareholders of aMoon Edge Ltd., Schindel exercises investment and voting power of aMoon Edge Ltd.  Schindel disclaims beneficial ownership of the Ordinary Shares held by aMoon Growth and aMoon Edge, except to the extent of his pecuniary interest therein, if any.

As the sole shareholder of Berko Capital, which in turn is one of the shareholders of aMoon Edge Ltd., Berkovitz exercises investment and voting power of aMoon Edge Ltd.  Berkovitz disclaims beneficial ownership of the Ordinary Shares held by aMoon Edge, except to the extent of his pecuniary interest therein, if any.

(c)

Except as described in in Item 3, there have been no transactions in the Ordinary Shares effected by the Reporting Persons during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

AMOON GROWTH FUND LIMITED PARTNERSHIP
BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER
BY:  AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP
BY:  AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

AMOON GENERAL PARTNER LTD.

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

AMOON EDGE FUND . LIMITED PARTNERSHIP
BY:  AMOON EDGE GP LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

AMOON EDGE GP LTD.

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

HILLIYON HOLDINGS LTD.

By:	/s/ Dr. Yair C. Schindel
	Name:	Dr. Yair C. Schindel
	Title:	Director

BERKO CAPITAL LTD.

By:	/s/ Dr. Tomer Berkovitz
	Name:	Dr. Tomer Berkovitz
	Title:	Director

DR. YAIR C. SCHINDEL

/s/ Dr. Yair C. Schindel

DR. TOMER BERKOVITZ

/s/ Dr. Tomer Berkovitz